PRIMARY
METALS
INC.

February 28, 2007

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2007
WASH. D.C.
186 SECTION

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

07021624

Attention: Filing Desk

Re: File No. 82-35031

SUPPL

Please find enclosed copies of the following documents:

- News Releases dated:
  January 11, 2007
  January 19, 2007
  February 27, 2007
- Form 52-109F2 – Certification of Interim Filings - CFO dated February 27, 2007
- Form 52-109F2 – Certification of Interim Filings – CEO dated February 27, 2007
- Interim Consolidated Financial Statements – 31 December 2006 filed February 27, 2007
- Report to Shareholders and Management Discussion and Analysis for the Nine Months ended December 31, 2006 – dated February 27, 2007

Yours sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Dlw 3/8

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

82-35031

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2007
WASH. D.C. 186 SECTION

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Progress at Panasqueira Tungsten Mine

January 11, 2007 **TSXV: PMI**

Primary Metals Inc. ("Primary" or "Company") is pleased to report technical developments and improved mine output at its Panasqueira tungsten mine in Portugal. Operations have been progressing as scheduled at Panasqueira and include the delivery of additional new low profile mining equipment.

Four major new pieces of low-profile mining equipment were delivered to the Panasqueira Mine in the final weeks of 2006. A low profile load-haul-dump underground mining unit ("LHD") arrived on November 27, and was in operation by December 4; a low profile jumbo drilling rig arrived on December 15 and a second LHD and low profile drill rig were delivered on December 22. The new equipment was all in operation on Level 3 of the mine by January 6, 2007.

There are now six low-profile LHDs and five low-profile jumbo drill rigs operating on Level 3, which will now be mined exclusively using this equipment. This will minimize dilution of the tungsten ore with waste rock. The replaced mining equipment will be used to continue production from Level 2, where tungsten ore is transported out of the mine by conveyor without need for use of the internal mine hoist.

A record daily mine output of 3,523 tonnes of ore was achieved on November 7, 2006, with a daily average of 3,078 tonnes for the month and a daily average of approximately 3,012 tonnes for December. Monthly run of mine output has also improved in recent months. After averaging approximately 58,500 tonnes over the previous five months (excluding August when the mine was shut down for the annual summer vacation), monthly mine output was also increased with 66,762 tonnes of ore mined in October 2006; 64,636 tonnes in November 2006; and 54,223 tonnes in the three operating weeks of December 2006 (the mine was shut down for the normal scheduled holiday period from December 23 to January 6, 2007).

Underground development work at the Panasqueira Mine has continued with the excavation of the D9 ramp to access new zones of indicated tungsten resources between operating Levels 2 and 3. The ramp intersected seven tungsten veins and underground development to mine these areas began this month and will continue until mid-summer 2007. It is expected that stoping of the zones will commence by June.

Overall production of concentrates totalled approximately 26,300 MTUs for October, November and December *(1 MTU = 1 metric tonne unit or 10 kilograms of WO_3, tungsten trioxide)*. The run of mine ore grade has not changed significantly and remained fairly consistent with the previous quarter averaging approximately 0.17% WO_3. Mined ore grade has been impacted by some marginal grade material resulting from the excavation of the D9 ramp. Improvements are expected in due course with the introduction of the new low profile mining equipment and access to the new mining areas. Tungsten

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

prices have remained strong between US$245 and US$255 per MTU for European APT (ammonium paratungstate) on which the Company's sales contract is based.

The Knelson concentrator is now fully operational in recovering additional ultra fine tungsten minerals in the process plant. Tungsten recovery in the slimes circuit in November showed an approximate 10 percent improvement over the average recovery of tungsten slimes for the previous six operating months, reflecting an overall improvement of at least 1 percent in tungsten recovery. Further improvement is expected with the installation of additional equipment including a new hydrosizer and an additional four Duplex tables in the slimes circuit later this month.

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

SEC MAIL PROCESSING SECTION
RECEIVED
MAR -- 7 2007
WASH. D.C.
186

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Exploration Underway at Banjas Gold Property

January 19, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or "Company") is pleased to report that an initial exploration program is underway at its Quinta/Banjas gold property, 30 kilometres east of Porto in Portugal. The program includes geological mapping and sampling, and both surface and underground diamond drilling and percussion drilling with an estimated budget of approximately €250,000 (CDN$375,000).

The Quinta/Banjas property is held under an exploration permit from the Government of Portugal by Beralt Tin and Wolfram (Portugal) SA, a wholly-owned subsidiary of Primary. The permit covers an area of approximately 44 square kilometres. Terms include a security deposit of €35,000 to the government and exploration expenditures of not less than €150,000 over the first two years. After the initial term, the permit may be renewed annually for up to a further three years.At any time during the five year period it may be converted into a mining licence.

The Banjas property and surrounding areas have been explored and mined intermittently since Roman times. Most recently, areas of the property were worked in the late 1930's when a series of narrow quartz veins were mined for gold and a small processing plant was in operation at the Banjas mine, although no records were preserved. Old stopes and underground workings at Banjas are accessible and show black shales with quartz stringers, argillitic lodes and gold-arsenic-quartz mineralization in shear zones. Sampling of the argillitc lodes by BRGM showed an average width of 70 centimetres. Historical results showed that from 80 samples taken, 10% showed gold values over 100 grams per tonne (g/t) with a maximum gold value of 523 g/t. The structure appears to continue some 3,000 metres north-west from the Banjas mine to the Poço Romano area where it has been intersected by diamond drilling.

The current exploration program includes geological mapping and sampling of the structure and immediate area as well as twelve underground drill holes and six surface drill holes at the Banjas mine and five surface drill holes at Poço Romano. Initial assays are expected in about two weeks and will be reported when available.

Elsewhere on the property, work was undertaken six kilometres to the north in the Quinta area by the Bureau de Recherches Géologiques et Minières (BRGM), the Institute of Geology and Minerals in Portugal and others in the late 1980's and early and mid-1990's and resulted in the

PRIMARY
METALS
INC.

development of a small historic near-surface resource in 1994 of 341,836 tonnes "proven", 121,424 tonnes "probable" and 321,513 tonnes "possible" all with a grade of 2.92 g/t gold and 11.4 g/t silver. (These estimates are historical in nature and pre-date Canadian National Instrument 43-101. They are therefore non-compliant with NI 43-101, are not being treated as current resource estimates and should not be relied upon. However, the Company believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.) Further studies were undertaken in the late 1990's and Beralt obtained the exploration licence in 2006.

At Quinta, the Company is undertaking further mapping and sampling and a programme of about 50 shallow percussion drill holes to confirm previous work and check potential extensions to the deposit.

This work is part of a planned exploration and diversification programme of the Company, which also holds the permit for the Argimela Tin deposit in Portugal and is currently evaluating other projects.

Primary Metals owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

PRIMARY
METALS
INC.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Nine-Month Earnings

February 27, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") has announced consolidated financial results, reported in Euros, for the nine months and third quarter ended December 31, 2006. For the nine-month period, the Company reported net earnings before non-cash income taxes of €1,625,000 (CDN$2,333,000) or €0.13 (CDN$0.19) per share. Nine-month earnings after non-cash income taxes were €1,159,000 (CDN$1,664,000) or €0.09 (CDN$0.14) per share. For the third quarter, the Company reported three-month net earnings before non-cash income taxes of €174,000 (CDN$256,000) or €0.01 (CDN$0.02) per share and earnings after non-cash income taxes of €50,000 (CDN$74.000) or €0.004 (CDN$0.01) per share.

Highlights for the period include:

- Tungsten sales of €11,432,000 (CDN$16,420,000) for the nine-month period and €4,148,000 (CDN$6,100,000) for the third quarter - an increase of €1,626,000 (CDN$2,521,000) over the previous quarter
- Net earnings for the nine-month period, before non-cash income taxes, of €1,625,000 (CDN$2,333,000) or €0.13 (CDN$0.19) per share
- Net earnings for the nine-month period, after non-cash income taxes, of €1,159,000 (CDN$1,664,000) or €0.09 (CDN$0.14) per share
- Net earnings for the third quarter, before non-cash income taxes, of €174,000 (CDN$256,000) or €0.01 (CDN$0.02) per share and €50,000 (CDN$74,000) or €0.004 (CDN$0.01) per share after non-cash taxes
- Delivery of two new low profile LHD mining vehicles and two jumbo drill rigs, all of which were in mine operation immediately subsequent to the third quarter
- Improved mine output with record daily production of 3,523 tonnes on November 7
- Completion of D9 underground mine ramp to access new zones of tungsten resources
- Initiation of a new NI 43-101 tungsten resource estimate subsequent to the period
- Continuing strength in tungsten prices, currently around US$260 per MTU *(MTU – metric tonne unit or 10 kilograms of contained WO_3 – tungsten trioxide)*

"Earnings during the quarter continued to be affected by mined ore grade but mine plans are underway, which are expected to improve the grade over the next few months," said Lewis Black, Chairman of the Board. "Mined ore grade remained at 0.17% WO_3 which was consistent

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

PRIMARY METALS INC.

with the previous quarter. With the completion of our new D9 mine ramp, access to new tungsten resources is now available and mining of these new areas should be underway this summer. We are also preparing a new independent tungsten resource estimate, which will be completed and announced in March. Tungsten prices continue to show strength and we expect our investment in the mine to pay off as we move forward."

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Results from the third quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and on the company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and

PRIMARY
METALS
INC.

future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Donald Smith, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 27, 2007

"Donald Smith"

Donald Smith
Chief Financial Officer

82-35031

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Lewis Black, Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 27, 2007

"Lewis Black"

Lewis Black
Chief Executive Officer

82-35031

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2007
WASH. D.C. 186 SECTION

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006

Unaudited

Expressed in Euros

These interim consolidated financial statements for the nine months ended 31 December 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. Statement 1

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	31 December 2006	31 March 2006
Current		
Cash	**3,026,204**	3,122,170
Accounts receivable - trade	**517,436**	55,185
- other	**454,389**	429,978
Prepaid expenses and equipment deposits	**187,099**	42,841
Inventory *(Note 4)*	**2,106,188**	2,331,626
	6,291,316	5,981,800
Future Income Tax Assets *(Note 13)*	**2,289,267**	2,755,207
Property, Plant and Equipment *(Note 6)*	**7,720,221**	4,654,236
	16,300,804	13,391,243

LIABILITIES		
Current		
Government assistance loan *(Note 7b)*	**1,381,975**	1,334,456
Accounts payable and accrued liabilities	**3,830,325**	3,031,142
Current portion of long-term debt	**509,228**	807,130
	5,721,528	5,172,728
Long-Term Debt *(Note 8)*	**1,360,269**	870,645
Asset Retirement Obligation *(Note 9)*	**3,510,000**	3,383,131
	10,591,797	9,426,504

SHAREHOLDERS' EQUITY		
Share Capital *(Note 10)*	**62,893,508**	62,713,071
Convertible Security *(Note 10d)*	**13,255**	13,255
Contributed Surplus *(Note 11)*	**6,940,398**	6,535,221
Deficit - *Statement 2*	**(64,138,154)**	(65,296,808)
	5,709,007	3,964,739
	16,300,804	13,391,243

Contingencies *(Note 9)*
Commitments *(Note 15)*

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery", Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income and Deficit

Euros
Unaudited

	Three Months Ended 31 December 2006	Nine Months Ended 31 December 2006	Three Months Ended 31 December 2005	Nine Months Ended 31 December 2005
Sales *(Note 12)*	**4,147,968**	**11,431,806**	3,608,771	11,511,635
Operating Costs	**2,867,985**	**7,301,174**	2,261,388	6,184,218
Gross Margin	**1,279,983**	**4,130,632**	1,347,383	5,327,417
Accretion of Asset Retirement Obligation *(Note 9)*	**42,289**	**126,869**	40,276	120,826
Administrative Expenses	**342,366**	**899,765**	232,510	579,652
Amortization and Depletion	**290,651**	**732,438**	169,974	413,216
Foreign Exchange Loss (Gain)	**159,315**	**244,800**	(28,986)	1,337
Interest and Financing	**74,287**	**202,584**	51,757	151,168
Professional Fees	**56,145**	**172,799**	44,011	112,025
Stock-Based Compensation *(Note 10f)*	**146,390**	**427,147**	143,539	421,511
	1,111,443	**2,806,402**	653,081	1,799,735
Income Before the Under-Noted	**168,540**	**1,324,230**	694,302	3,527,682
Gain on sale of assets *(Note 5)*	**-**	**256,792**	503,438	503,438
Other income (expense)	**5,440**	**43,572**	4,958	(20,361)
Income Before Income Taxes	**173,980**	**1,624,594**	1,202,698	4,010,759
Future income tax expense *(Note 13)*	**(123,745)**	**(465,940)**	-	-
Income for the Period	**50,235**	**1,158,654**	1,202,698	4,010,759
Deficit - beginning of period	**(64,188,389)**	**(65,296,808)**	(69,828,562)	(72,636,623)
Deficit - End of Period	**(64,138,154)**	**(64,138,154)**	(68,625,864)	(68,625,864)
Income Per Share – Basic	**0.004**	**0.09**	0.11	0.38
Income Per Share – Diluted	**0.004**	**0.08**	0.08	0.29
Weighted-Average Number of Shares – Basic	**12,490,259**	**12,318,154**	11,069,226	10,551,590
Weighted-Average Number of Shares – Diluted	**13,838,625**	**14,001,060**	14,461,101	13,943,465

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

Euros
Unaudited

Cash Resources Provided by (Used In)	Three Months Ended 31 December 2006	Nine Months Ended 31 December 2006	Three Months Ended 31 December 2005	Nine Months Ended 31 December 2005
Operating Activities				
Income for the period	50,235	1,158,654	1,202,698	4,010,759
Items not involving cash				
Accretion of asset retirement obligation	42,289	126,869	40,276	120,826
Amortization and depletion	290,651	732,438	169,974	413,216
Gain on sale of assets	-	(256,792)	(503,438)	(503,438)
Change in future income tax assets	123,745	465,940	-	-
Stock-based compensation	146,390	427,147	143,539	421,511
	653,310	2,654,256	1,053,049	4,462,874
Net change in non-cash working capital	534,187	393,701	(334,812)	(761,299)
	1,187,497	3,047,957	718,237	3,701,575
Financing Activities				
Export loan	-	-	3,415	(131,897)
Government assistance loan	15,839	47,519	28,508	45,632
Long-term debt	381,518	46,222	214,981	582,864
Share capital issued for cash	-	158,467	86,756	218,317
	397,357	252,208	333,660	714,916
Investing Activities				
Proceeds from sale of assets	-	256,792	503,438	503,438
Purchase of property, plant and equipment	(1,588,101)	(3,652,923)	(1,213,875)	(2,587,539)
	(1,588,101)	(3,396,131)	(710,437)	(2,084,101)
Net (Decrease) Increase in Cash	(3,247)	(95,666)	341,460	2,332,390
Cash position - beginning of period	3,029,451	3,122,170	2,330,459	339,529
Cash Position - End of Period	3,026,204	3,026,204	2,671,919	2,671,919

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Fair value of stock options exercised	-	21,970	10,358	32,444
Fair value of warrants exercised	-	-	6,627	6,627
Equipment acquired under capital lease	-	145,500	-	-

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

2. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2006.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 12 and 14d)*.

2. Significant Accounting Policies - *Continued*

e) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period. The accounts of the Company's Canadian operations have been translated into Euros using the temporal method.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (€nil), an overdraft facility (€nil), and loans payable (€1,110,741), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 12)* is denominated in U.S. funds. This contract accounted for 96.7% of consolidated sales for the period ended 31 December 2006 (2005 – 95.3%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 7 and 8)*.

The Company has a concentration of sales *(Note 12)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

4. Inventory

Details are as follows:

	31 December 2006	31 March 2006
Concentrates	**239,042**	208,564
Concentrates – in transit	**125,924**	667,624
Mine stores	**1,741,222**	1,455,438
	2,106,188	2,331,626

5. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama.

During the period, the Company received approximately US$380,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years. The Company paid legal and other costs totalling US$46,711 and has recorded a gain on sale of assets of €256,792 in the current period.

6. Property, Plant and Equipment

Details are as follows:

	31 December 2006	31 March 2006
Mill, buildings and mine development	**18,787,880**	16,548,827
Mining equipment	**19,060,636**	16,322,843
Transportation equipment	**1,140,975**	823,317
Administration	**559,045**	493,419
Equipment under capital lease	**359,900**	1,997,263
	39,908,436	36,185,669
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(21,372,968)**	(20,716,186)
	7,720,221	4,654,236

7. Loans Payable

a) **Export Loan Payable**
Details are as follows:

	31 December 2006	31 March 2006
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	-	-

The loan is denominated in U.S. funds.

b) **Government Assistance Loan**
Details are as follows:

	31 December 2006	31 March 2006
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,381,975**	1,334,456

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

7. Loans Payable - *Continued*

c) Convertible Line of Credit

The Company has signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit with interest at 5%, has a five-year term, and is convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

d) Overdraft Facility

The Company has an overdraft facility with Caixa Geral de Depositos to a limit of €100,000 and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 31 December 2006 is €Nil (2005 – €Nil).

8. Long-Term Debt

a) Details are as follows:

	31 December 2006	31 March 2006
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at €62,246 per quarter, secured by related equipment, due December 2006	-	186,692
Locapor		
Capital lease payable, repayable at €13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, maturing 16 December 2006, secured by the related equipment	-	76,545
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, matured 30 April 2006, secured by the related equipment *(Note 12)*	-	73,270
Capital lease payable, non-interest bearing, repayable at €8,449 per month maturing September 2006, secured by the related equipment	-	63,903
Capital lease payable, repayable at €2,965 per month, with interest at Euribor three-month rate plus 1% per annum, maturing June 2010, secured by the related equipment	**117,316**	-
Finance contract payable, repayable in semi-annual payments of €21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**86,100**	129,150
Balances carried forward	**203,416**	529,560

8. Long-Term Debt - *Continued*

a) Details are as follows - *Continued:*

	31 December 2006	31 March 2006
Balances brought forward	**203,416**	529,560
Other - *Continued*:		
Finance contract payable, repayable in quarterly payments of €27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**299,214**	381,718
Finance contract payable, repayable in quarterly payments of €24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	**294,178**	367,723
Finance contract payable, repayable in quarterly payments of €14,778, with interest at Euribor three-month rate plus 2.4% per annum, maturing April 2010, secured by the related equipment	**180,924**	-
Finance contract payable, repayable in monthly payments of €5,130, with interest at Euribor three-month rate plus 1.75% per annum, maturing May 2010, secured by the related equipment	**205,200**	-
Mortgage loan payable, repayable in monthly payments of €3,875, with interest at Euribor three-month rate plus 1.5% per annum, maturing October 2016, secured by the related building	**360,632**	-
Other finance contracts payable, repayable in monthly payments totalling €8,974, with interest at rates to 5.48% per annum, maturing between August 2006 and September 2010, secured by the related equipment	**325,933**	398,774
	1,869,497	1,677,775
Less: current portion	**509,228**	807,130
	1,360,269	870,645

b) Scheduled principal repayments for the next five years are as follows:

Twelve Months Ended 31 December	
2007	509,228
2008	526,820
2009	449,495
2010	144,459
2011	35,458
	1,665,460

9. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company has entered into an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. The agreement is subject only to a formal deed of transfer being signed and registered. The municipality is currently improving the area as a tourist attraction and mining museum. No asset retirement obligation has been recorded for these workings.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be €2,922,476. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 31 December are as follows:

	2006	2005
Total asset retirement obligation – beginning of period	**3,383,131**	3,222,030
Total accretion during the period	**126,869**	120,826
Total asset retirement obligation – end of period	**3,510,000**	3,342,856

10. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	31 December 2006		31 December 2005	
	Number	**Amount**	Number	Amount
Balance – beginning of period	**11,666,509**	**62,713,071**	9,681,718	62,366,379
Issued and fully paid:				
Exercise of options	**323,750**	**52,092**	153,125	51,985
Exercise of warrants	**500,000**	**106,375**	1,556,666	166,332
Fair value of warrants exercised *(Note 10d)*	-	-	-	6,627
Fair value of stock options exercised *(Note 11)*	-	**21,970**	-	32,444
Balance – end of period	**12,490,259**	**62,893,508**	11,391,509	62,623,767

10. Share Capital - *Continued*

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2006	2005
Balance - beginning of period	**1,666,875**	260,000
Granted	**175,000**	1,585,000
Exercised	**(323,750)**	(153,125)
Balance - end of period	**1,518,125**	1,691,875

Details of stock options outstanding as at 31 December are as follows:

	2006	2005		Exercise Price	Expiry Date
Directors and officers	-	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	**30,000**	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	**528,125**	621,875	Cdn$	$ 0.51	6 May 2010
Directors and consultants	**685,000**	710,000	Cdn$	$ 2.15	26 August 2010
Consultants	**100,000**	100,000	Cdn$	$ 2.91	1 December 2010
Consultants	**50,000**	-	Cdn$	$ 3.95	12 July 2008
Director	**50,000**	-	Cdn$	$ 2.88	7 September 2011
Officer	**75,000**	-	Cdn$	$ 2.80	1 November 2011
	1,518,125	1,691,875			

The outstanding options have a weighted-average exercise price of Cdn$1.71 and the weighted-average remaining life of the options is 3.55 years. As at 31 December 2006, a total of 1,285,625 (2005 – 785,625) of the outstanding options have vested.

d) Details of the issued and outstanding warrants as at 31 December are as follows:

	Price	Expiry	**2006**	2005		**2006 Amount**	2005 Amount
Cdn $	0.11 or	10 April 2006					
Cdn $	0.125	10 April 2008	**500,000**	750,000	(i)	**13,255**	19,882
Cdn $	0.30	23 March 2007	**450,000**	950,000		-	-
			950,000	1,700,000		**13,255**	19,882

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

10. Share Capital - *Continued*

e) As at 31 December 2006, there were no (2005 – 690,235) common shares in escrow, which have been released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 31 December, the Company issued stock options to its directors, officers, employees, and consultants, and estimated the related stock-based compensation as follows:

	2006	2005
Total options granted	**175,000**	1,585,000
Average exercise price (in Cdn$)	**3.15**	1.40
Estimated fair value of compensation	**249,335**	976,297
Estimated fair value per option	**1.42**	0.62

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.03%**	3.52%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**80.28%**	79.00%
Expected option life in years	**4.14**	5.00

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2006	2005
Number of options vested in period	**650,625**	678,750
Total compensation recognized for the period *(Note 11)*	**427,147**	421,511

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

11. Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of period	**6,535,221**	6,048,299
Stock-based compensation *(Note 10f)*	**427,147**	421,511
Fair value of options exercised (i)	**(21,970)**	(32,444)
Balance - end of period	**6,940,398**	6,437,366

(i) During the period, employees exercised 323,750 (2005 – 153,125) stock options for which the related stock-based compensation has been recorded as share capital in these financial statements *(Note 10b)*.

12. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2006	2005
Number of large customers	**1**	1
Amount of sales to large customers	**11,059,191**	10,975,465
Total consolidated sales	**11,431,806**	11,511,635
Total percentage of consolidated sales generated from large customers	**96.7%**	95.3%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

The Company has signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 8)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by €3,139,654 (2005 – €2,800,294) *(Note 14d)*.

13. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 31 December are as follows:

	2006	2005
Consolidated accounting income before taxes	**1,624,594**	4,010,759
Adjustments for differences between accounting and taxable income:		
Amortization and depletion	**(467,561)**	(626,784)
Stock-based compensation	**427,147**	421,511
Accretion	**126,869**	120,826
Other	**(12,257)**	-
Consolidated loss for tax purposes	**1,698,792**	3,926,312
Canadian statutory tax rate	**34.1%**	35.6%
Expected tax expense for the period	**579,288**	1,397,767
Increase (decrease) in taxes due to:		
Foreign income at lower tax rates	**(218,375)**	(327,052)
Application of prior year loss carry-forwards	**-**	(1,070,715)
Current valuation allowance	**105,027**	-
Income tax expense	**465,940**	-
Change in future income tax assets	**(465,940)**	-
Current income tax expense	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2006 are as follows:

Non-capital loss carry-forwards	556,510
Property, plant and equipment	1,785,467
Other	31,724
	2,373,701
Valuation allowance	(84,434)
	2,289,267

As at 31 December 2006, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2008	8,000	325,000
2009	39,000	1,840,000
2010	49,000	-
2011	-	-
2014	126,000	-
2015	23,000	-
2016	3,000	-
	248,000	2,165,000

14. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of €35,202 (2005 – €36,970) to a director of Beralt;
b) paid or accrued consulting and management fees of €84,299 (2005 – €69,617) to directors;
c) paid rent and office service fees of €6,268 (2005 - €5,083) to a company controlled by a director;
d) pursuant to its sales agreement *(Note 12)*, the Company paid Almonty its share of incremental revenues, net of €17,847 (2005 - €148,419) in lease payments paid by Almonty, totalling €1,551,980 (2005 - €1,256,138);

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

15. Commitments

The Company has management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

31 December 2006	Canada	Portugal	Consolidated
Segment revenue	-	11,431,806	11,431,806
Segment operating income (loss)	(607,066)	1,765,720	1,158,654
Capital expenditures	-	3,798,423	3,798,423
Identifiable assets	613,837	15,686,967	16,300,804

31 December 2005	Canada	Portugal	Consolidated
Segment revenue	-	11,511,635	11,511,635
Segment operating income (loss)	(147,270)	4,158,029	4,010,759
Capital expenditures	-	2,587,539	2,587,539
Identifiable assets	769,865	9,286,876	10,056,741

82-35031

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 7 2007
WASH, D.C.
186

PRIMARY METALS INC.

Report to Shareholders and Management Discussion and Analysis of Financial Position and Results of Operations For the Nine Months Ended December 31, 2006

February 27, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2006 and the unaudited interim consolidated financial statements for the nine months ended December 31, 2006.

To the Shareholders:

General

We are pleased to report results for the nine months ended December 31, 2006 from our tungsten mining operations. Tungsten prices remain strong and sales revenue for the nine-month period under review was €11,431,806. Net income for the nine-month period was €1,624,594 (CDN$2,333,404 or CDN$0.19 per share – diluted CDN$0.17 per share) before non-cash income taxes and €1,158,654 (CDN$1,664,175 or CDN$0.14 per share – diluted CDN$0.12 per share) after non-cash income taxes. Sales for the third quarter under review were €4,147,968. Net income for the quarter was €173,980 (CDN$255,855 or CDN$0.02 per share – diluted CDN$0.02 per share) before non-cash income taxes and €50,235 (CDN$73,876 or CDN$0.01 per share – diluted CDN$0.01 per share) after non-cash income taxes. Non-cash income taxes reflect the change in the Company's future income tax assets in the period.

Development work has continued at the mine and a major step has been achieved with the completion of the D9 ramp to access new areas of tungsten resources. It is expected that mining from the new zones will be underway by mid-year and that this work will positively impact the long-term operation of the Panasqueira mine. This is supported by the results of an independent NI 43-101 compliant mineral resource estimate by OreQuest Consultants Ltd. of Vancouver, BC, which were detailed in a news release on June 23, 2006. Additional new underground mining equipment was delivered by the end of the period and was fully operational by January this year.

The Company has maintained an increase in the tonnage mined due to improved efficiencies by our mining team and from the results of the additions of new equipment and materials. However, as tonnes mined increased by 15%, production of tungsten concentrate was up only 2% compared with the same period of the previous fiscal year, indicating that operations continue to feel the effect of the lack of past development work to access new mine areas and from the lower grade ore that has been mined. Recent and planned improvements and current mine planning activities are expected to result in an improvement in mined ore grade by mid-summer.

The market outlook continues to be positive and the continued strength in the price of tungsten is very encouraging for the Company's long-term prospects.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and

have continued with only brief interruptions. The Company continues to improve the mine operations with a view to the long term, taking advantage of strong tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low profile underground mining equipment at Panasqueira. This has now demonstrated a significant increase in the rate of mining, and is now also starting to show a reduction in the quantity of waste rock handled. Two additional LHD mine units and two low profile jumbo drills were delivered in the third quarter and were in operation by January 2007. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com or on the Company's website at www.primarymetals.ca. The total resource estimate included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,610,000 tonnes with a grade of 0.224% WO_3 (containing a further 360,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. An updated resource estimate is underway and is expected to be available for release in March 2007. *(Note: "MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The gross value per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$255 per MTU).*

The Company works closely with the local municipality and has transferred the old mine areas, including buildings and any potential environmental costs, at Rio. The area will be transformed into a recreational and museum area by the municipality to boost local tourism.

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold project. The Company has commenced initial preliminary assessments of both projects.

Tin price is volatile and has doubled over the past year to a recent high of around US$13,500 per ton. At Argimela, located 15 kilometres from the Company's Panasqueira mine, historical work resulted in the most recent estimate in 1979 for an indicated near-surface open pit resource of some 65,000 tonnes of tin with 77.6 million tonnes at a grade of 0.057% Sn (0.57 kilograms of tin per tonne) including 18.38 million tonnes with a grade of 0.084% Sn (0.84 kilograms of tin per tonne), based on old mine workings and drill holes and including information developed by Beralt at that time. This is a historical resource and is not compliant with NI 43-101 – see News Release dated April 6, 2006. The Company is assessing the potential for previously unassayed sulphide tin and also the potential for lithium and other minerals in the deposit that would add to the unit value of the historic resource.

At the Company's Quinta/Banjas gold permit, old workings are in evidence on the property and old stopes and underground workings at Banjas are accessible and show black shales with quartz stringers, argillitic lodes and gold-arsenic-quartz mineralization in shear zones. A programme of mapping and sampling and drilling in the area is underway with results expected by mid-March.

Overall Performance

The Company continues to benefit from strong tungsten prices as well as the improved pricing of our long-term sales contract. The Company has a healthy cash and working capital position. Long-term debt is being paid down quickly, while being replaced with new debt as continued acquisitions of new equipment are made.

Morale at the mine continues to be high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day ("TPD") and monthly sales of over 10,000 MTU's have been achieved. A record daily mine output of 3,523 tonnes of ore was achieved on November 7, 2006. The mine and plant are now normally operating five days per week, excluding holidays and required maintenance periods, and average production levels are less than peak levels.

In October, mine output increased to 66,762 tonnes (compared to the previous typical monthly average of around 56,000 tonnes), and was 64,636 tonnes in November and 54,223 tonnes in the three operating weeks of December when the mine was shut down for the normal scheduled holiday period from December 23 to January 6.

The mine has suffered from a lack of past development work which has affected mined ore grade. During the past year, excavation of a new underground development ramp – the D9 ramp – has been underway and has now been completed to access new zones of tungsten resources between levels 2 and 3 in the mine.

The grade of the proven and probable reserves from the 2006 NI 43-101 technical report has been estimated to average 0.233% WO_3 after allowing for a mining height of 2.2 metres. The new low profile mining equipment at Panasqueira is able to reduce this mining height, thereby reducing dilution with a resulting expected improvement in the grade of mill feed material. The low profile mining fleet has been enlarged with a new LHD mining unit introduced during the third quarter and two new LHD units and two new low profile jumbo drilling units delivered during the third quarter. All of this equipment is now in operation on the mine level 3 and the replaced mining equipment is used to continue production from level 2 where tungsten ore is transported out of the mine by conveyor without use of the internal mine hoist.

The performance of the new machines is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and has already incurred over €3.8 million in planned capital improvement expenditures since the beginning of the current fiscal year.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis:

(In Euros)	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Total sales	4,148,000	2,522,000	4,762,000	3,088,000
Income before non-recurring items	174,000	7,000	1,186,000	574,000
Non-recurring items	-	257,000	-	-
Net income before income taxes	174,000	264,000	1,186,000	574,000
Change in future income tax assets	(124,000)	(54,000)	(289,000)	2,755,000
Net income for the period	50,000	211,000	898,000	3,329,000
Earnings per share – basic	.004	0.02	0.07	0.29
Earnings per share – diluted	.004	0.02	0.06	0.24

(In Euros)	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total sales	3,609,000	4,209,000	3,693,000	1,584,000
Income (loss) before non-recurring items	699,000	1,546,000	1,262,000	(225,000)
Non-recurring items	503,000	-	-	179,000
Net income (loss) before income taxes	1,203,000	1,546,000	1,262,000	(46,000)
Change in future income tax assets	-	-	-	-
Net income (loss) for the period	1,203,000	1,546,000	1,262,000	(46,000)
Earnings (loss) per share – basic	0.11	0.14	0.13	(0.01)
Earnings (loss) per share – diluted	0.08	0.11	0.09	(0.01)

Quarterly sales for fiscal 2006 averaged approximately €3,650,000 per quarter, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter. These sales were recognized in the first quarter of fiscal 2007. Sales for the second quarter of 2007 were negatively impacted by the annual vacation and scheduled maintenance period in August. The effect of the annual vacation period was also more significant in the current year as various employees did not opt to work some or all of their vacation as they had in the prior year so that the Company could take advantage of the then rising tungsten prices. Sales for the third quarter of 2007 returned to levels more consistent with previous quarters.

Net income for the second quarter of 2007 includes a €257,000 gain on sale of assets relating to a recovery of old debts of a previous subsidiary. Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters of 2006 also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. These costs have persisted into fiscal 2007. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter of 2006, additional funds became available in the second quarter of 2006 for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and possibly decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company completed a considerable amount of development work in the third and fourth quarters which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*). In addition to these factors, other negative impacts on net income for 2007 include increased amortization and depletion due to equipment acquisitions and an increased rate of mining, and increased foreign exchange losses due to the weakening of the US dollar against the Euro. The Company is also now recording a change in future income tax assets, a non-cash item, which was not part of the fiscal 2006 quarterly results.

Results of Operations

Production

Production for the third quarter of 2007 of 26,002 MTU's from 185,621 tonnes of ore processed compares to production of 23,764 MTU's from 155,629 tonnes of ore processed in the same quarter of the previous fiscal year. For the current nine-month period, the mine produced 71,343 MTU's from 478,717 tonnes of ore processed compared to 70,092 MTU's from 415,175 tonnes in the same period of the previous year.

The increase in tonnes mined over the second quarter is due to the fact that the mine shuts down for the month of August each year for annual vacations and maintenance. Tonnes mined showed a 19% improvement over the same quarter of the prior year reflecting improvements in mining operations during the current year.

During the third quarter, the process plant feed grade averaged 0.17% WO_3 compared to 0.21% WO_3 during the third quarter of 2006. The difference is due the mining of lower grade ore, partly as a result of a lack of mine development done during the earlier part of the intervening year. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As additional equipment is introduced, development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show some improvement as opportunities for greater selectivity in mining are made available.

Processing plant recovery of tungsten averaged 82.3% in the third quarter of 2007 and showed an improvement over the overall 81.1% recovery in 2006 and also over the average recovery of 81.0% in the third quarter of 2006. Although the process plant feed grade was reduced, recovery is increased primarily as a result the new Knelson slimes concentrator which was operational during the third quarter and has demonstrated a small improvement in recovery of tungsten in the processing plant.

Compared to the same nine-month period of the previous year, the Company realized a 5% increase in the cost per tonne of ore mined due primarily to the fact that during the first three quarters of fiscal 2006, the Company was still operating the mine with minimal staff and equipment as it had yet to benefit from the increased cash flow resulting from the sudden increase in tungsten prices during that quarter. Costs remained unrealistically low for the first three quarters of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current period reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. In addition, the Company continues to invest cash in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices.

During the nine-month period, the Company also experienced a 12% decrease in recovered grade from 0.17% WO_3 in fiscal 2006 to 0.15% WO_3 in 2007. Consequently, the direct cost of production per MTU increased from approximately €79 for the first nine months in fiscal 2006 to approximately €95 in the current nine-month period. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €89 for the nine-month period of the current year compared to €73 in the same period of fiscal 2006.

The improvement in tonnes produced for the current nine-month period represents a 15% increase over the previous year's period and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the addition of the new pieces of equipment over the past seven quarters continues to show in the quarterly results.

Sales
Sales of 28,975 MTU's during the quarter compare to 23,429 MTU's in the same quarter of the previous fiscal year, representing a 24% increase. Sales of 77,356 MTU's during the nine-month period compare to 80,456 MTU's in the same period of the previous fiscal year, representing a 4% decrease.

Total consolidated sales for the quarter (including sales of by-products and aggregates) were €4,148,000 in 2007 compared to €3,609,000 in the previous year's quarter, representing a 15% increase. Total consolidated sales for the nine-month period (including sales of by-products and aggregates) were €11,432,000 compared to €11,512,000 in the same period of the previous year, representing a 1% decrease.

The quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, increased from a range of approximately US$139 to US$295 per MTU between March and November 2005 to a range of approximately US$246 to US$285 per MTU between March and November 2006. This represents, on average, an increase of approximately 10% over the same period of the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

Tungsten prices for January 2007 are steady in the region of US$249 to US$255 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 10% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has weakened against the Euro by approximately 9%.

Operating Margin
The operating margin was €1,280,000 for the quarter, which represents a 5% decrease over a margin of €1,347,000 for the same quarter of fiscal 2006. Gross margin of €4,131,000 for the nine-month period decreased by 22% compared with the €5,327,000 gross margin in the previous year.

Cost of sales of €2,868,000 for the quarter was 27% higher than the €2,261,000 for the previous year's quarter. Cost of sales of €7,301,000 for the nine months was 18% higher than the €6,184,000 for the previous year's period. This increase includes the 4% decrease in the number of MTU's sold in the period, as well as a 23% increase in the cost per MTU sold in the period, due to the lower grade of ore mined and the higher repairs and maintenance work being done as part of the production process.

The lower operating margin for the period is due primarily to the reduction in the number of units sold and the increase in production costs over those of the same quarter of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar and the reduced ore grades.

Other Expenses
General and administrative costs, net of other items, totaled €1,105,000 for the quarter as compared to €649,000 in the same quarter of fiscal 2006 as follows:

(In Euros)	Q3 2007	Q3 2006
Accretion of asset retirement obligation	42,000	40,000
Administrative expenses	342,000	233,000
Amortization and depletion	291,000	170,000
Foreign exchange	159,000	(29,000)
Interest and financing	74,000	52,000
Professional fees	56,000	44,000
Stock-based compensation	146,000	144,000
Other items	(5,000)	(5,000)
Totals	1,105,000	649,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in administrative expenses, amortization and depletion, and interest and financing costs. Administrative expenses for the current quarter are higher than those of the prior year's due mostly to an increase in personnel costs, travel and investor relations. Amortization and depletion increased due to the increase in the units of production in the current quarter and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian

dollar denominated monetary assets and changes in these exchange rates compared to the Euro. The Company experienced significant transaction and translation losses during the period given the weakening of the US dollar against the Euro. Interest costs were higher than in fiscal 2006 due to the additional long-term debt relating to asset acquisitions. During the current quarter 229,375 options vested during the quarter resulting in stock-based compensation of €146,000 (a non-cash item).

Income
Net income after changes in future income tax assets for the current quarter of €50,000 (€0.004 per share - €0.004 per share diluted) compares to €1,203,000 (€0.11 per share - €0.08 per share diluted) recorded in the same quarter of the previous year. Income before changes in future income tax assets totaled €174,000 (€0.01 per share - €0.01 per share diluted). There were no future income tax assets recorded for the same quarter of fiscal 2006.

Net income for the current nine-month period of €1,159,000 (€0.09 per share - €0.08 per share diluted) compares to €4,011,000 (€0.38 per share - €0.29 per share diluted) recorded in the same nine-month period of the previous year.

Net income for the nine months after changes in future income tax assets, reported in Canadian dollars, amounts to $1,664,000 ($0.14 per share - $0.12 per share diluted) for the current nine-month period. Income before changes in future tax assets, reported in Canadian dollars, totaled €2,333,000 (€0.19 per share - €0.17 per share diluted).

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the quarter was €653,000 compared to the cash flow of €1,053,000 for the previous quarter. For the nine months ended December 31, 2006, the Company generated a positive cash flow from operations (before changes in non-cash working capital) of €2,654,000 compared to cash flow of €4,463,000 for the same period in the prior year.

Within non-cash working capital for the nine-month period, the most notable changes for the current quarter were a €487,000 increase in accounts receivable, a €144,000 increase in prepaid deposits, a €225,000 decrease in inventory, and a €799,000 Euro increase in accounts payable providing a net cash inflow of €394,000 from changes in non-cash working capital items.

For the nine-month period, the Company received €158,000 from the issuance of shares (see *"Outstanding Share Capital"*), and received a net €46,000 in long-term debt.

After taking into account €3,653,000 incurred on capital asset purchases, there was a net decrease in cash balances of €96,000 for the nine months ended December 31, 2006.

At December 31, 2006, cash balances totaled €3,026,000.

Liquidity
The working capital position of the company is positive. Current assets exceed current liabilities by €570,000 (€809,000 as at March 31, 2006). Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,382,000 has been included in current liabilities at December 31, 2006, whereupon working capital would improve substantially.

The Company currently has capital assets financed under capital lease, term loan, or finance contracts, which total €1,869,000 and call for monthly payments of approximately €47,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments

The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital

As at December 31, 2006 (and as at the date hereof), the Company had outstanding 12,490,259 common shares. In addition, the Company had outstanding 1,518,125 share purchase options and 950,000 share purchase warrants for total diluted shares outstanding of 14,958,384.

During the nine-month period, the Company issued 500,000 shares upon the exercise of share purchase warrants for total cash proceeds of €106,375 and issued 323,750 shares upon the exercise of share purchase options for total cash proceeds of €52,092.

Auditor

The Company's auditors for the year ended March 31, 2007, Staley Okada & Partners (Staley Okada), have entered into a transaction with PricewaterhouseCoopers LLP (PwC) under which certain assets of Staley Okada were sold to PwC and a number of the professional staff and partners of Staley Okada joined PwC either as employees or partners and will carry on practicing as members of PwC. The directors subsequently appointed PwC as the Company's auditors for the year ending March 31, 2007.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2006 or as at the date hereof.

Related Parties

During the quarter, marketing, consulting, and management fees of €119,501 (2006 – €106,587) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in

activity in the Company resulting directly from the increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the nine-month period under the new agreement exceeded those that would have been received under the old agreement by €3,139,654 (2006 - €2,800,294). Accordingly, during the period, the Company paid Almonty its share of incremental revenues, net of €17,847 (2006 - €148,419) in lease payments paid by Almonty, totalling €1,551,980 (2006 - €1,256,138). The significance of these payments is recognized and is currently under review and consideration.

Changes in Accounting Policies

There were no changes in accounting policies during the quarter.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and "*Results of Operations – Sales*"), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Risks and Contingencies

There continues to be a risk that Beralt will be unable to sufficiently progress its improvement program and will fail to maintain profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made or be sufficient to maintain profitability, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due

to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC and a short term agreement with Plation, Inc. of Switzerland.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

END